FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of June 2016

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Extraordinary Report Pursuant to the Financial Instruments and Exchange Act

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 23, 2016	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

[Translation of the Extraordinary Report Filed with the Director General of the Kanto Finance Bureau on June 23, 2016]

1.	Reason for Submission

Given that Resolutions were adopted at the 112th Annual General Meeting of Shareholders held on June 22, 2016, we hereby submit this Extraordinary Report under the provisions of Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Act of Japan and Article 19, Paragraph 2, Item 9-2, of the Cabinet Office Ordinance on Disclosure of Corporate Information.

2.	Matters Reported

(1)	Date on which meeting was held

June 22, 2016

(2)	Proposal acted upon

Proposal: Appointment of 11 Directors

Nobuyuki Koga, Koji Nagai, Tetsu Ozaki, Hisato Miyashita, David Benson, Takao Kusakari, Hiroshi Kimura, Noriaki Shimazaki, Toshinori Kanemoto, Dame Clara Furse and Michael Lim Choo San

(3)	Number of voting rights expressing an opinion for, against, or abstaining from, the proposal; requirements for the proposal to be approved; results of the resolutions

Proposal: Appointment of 11 Directors

Proposal	For	Against	Abstain	Result of the Resolutions
				Approval Ratio (%)	Approved/Rejected
Nobuyuki Koga	21,806,336	1,946,216	887	90.9%	Approved
Koji Nagai	22,538,681	1,213,792	971	94.0%	Approved
Tetsu Ozaki	22,671,603	1,080,932	909	94.5%	Approved
Hisato Miyashita	22,092,894	1,659,643	905	92.1%	Approved
David Benson	22,654,536	1,098,015	894	94.4%	Approved
Takao Kusakari	22,710,082	1,042,480	884	94.7%	Approved
Hiroshi Kimura	22,719,840	1,032,717	888	94.7%	Approved
Noriaki Shimazaki	22,771,099	981,437	909	94.9%	Approved
Toshinori Kanemoto	22,654,958	1,097,602	884	94.4%	Approved
Dame Clara Furse	22,722,189	1,030,383	873	94.7%	Approved
Michael Lim Choo San	22,716,497	1,035,989	959	94.7%	Approved

Notes:

1.	The requirement for each resolution to be approved is as follows:

A vote in favor by a simple majority of the voting rights held by the shareholders present at a meeting attended by shareholders entitled to exercise voting rights holding in aggregate 1/3 or more of the total voting rights.

2.	The method for calculating the Approval Ratio is as follows:

This is the ratio of the total number of votes in favor exercised in advance by the day prior to the meeting and those exercised by the shareholders present at the meeting that the Company was able to confirm an opinion for, to the total number of voting rights of the shareholders present at the meeting (the portion of the voting rights that were exercised in advance by the day prior to the meeting, as well as those held by the shareholders present at the meeting).

(4)	The reason why a part of the voting rights expressing an opinion for, against, or abstaining from, the proposal that were exercised by shareholders present at the meeting were not included in the calculation:

By calculating the total number of voting rights exercised in advance by the day prior to the meeting and those exercised by the shareholders present at the meeting that the Company was able to confirm an opinion for or against the proposal, it was evident that, in conformance with the Companies Act, the requirement for the Proposal to be approved had been satisfied and the resolutions were duly adopted. Therefore, the number of voting rights held by the shareholders present at the meeting, which the Company was not able to confirm an opinion for, against, or abstaining from the proposals, were not included in the calculation.

End.